UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

MINUTES OF THE 180TH MEETING OF THE BOARD OF

DIRECTORS HELD ON AUGUST 10, 2011

1. DATE, TIME AND PLACE: On the 10th (tenth) day of August, 2011 at 10:00 a.m. (ten a.m.), at the headquarters of CPFL Energia S.A. ("CPFL Energia" or "Company"), located at Rua Gomes de Carvalho, No. 1510, 14th floor, in the city of São Paulo, São Paulo State.

2. CALL: The meeting was called pursuant to Paragraph 3 of Article 18 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3. ATTENDANCE: All members of the Board of Directors ("Board").

4. CHAIR:  Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. AGENDA: Declaration of interim dividend (base June/2011) by CPFL Energia and subsidiaries.

6. RESOLUTIONS ADOPTED BY UNANIMOUS VOTE WITHOUT ANY RESTRICTIONS:

It is hereby registered that the votes of the Members of the Board of Directors appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated 03.22.2002, as amended on 08.27.2002, 11.05.2003 and 12.06.2007 and that these minutes shall be recorded in summary form, offered the right for expression and dissent, to be filed at the Company, and approved for publication in the form of an extract, without the signatures of the Members.

After examination of the subjects on in the Agenda, the following resolutions were adopted by unanimous vote and without any restrictions:

(i)        (i.i) Approved pursuant to item "v" of Article 18 and the caput  and paragraph 1 of. Article 32, both of the Company's Bylaws, and in the manner described in the Corporate Resolution No. 2011037C, the declaration of interim dividends debited from the net income account on the half-yearly balance sheet calculated on June 30, 2011, totaling R$ 747,709,401.90 (seven hundred forty-seven million, seven hundred and nine thousand, four hundred and one reais and ninety centavos), corresponding to R$ 0.777023176 per share, which shall be imputed to the mandatory minimum dividend for the fiscal year, and shall be paid to shareholders owning shares as at August 17, at a date to be set by the Board of Executive Officers according to the availability of funds and by simple communication to the Board of Directors.

The shares of the Company will be traded "ex-dividend" on the Bolsa de Valores, Mercadorias e Futuros – BM&FBOVESPA ("BM&FBovespa") and the New York Stock Exchange ("NYSE") as of August 18 (eighteen); and

CPFL ENERGIA S.A.

A Publicly Held Company

Corporate Taxpayers ID (CNPJ) 02.429.144/0001-93

Company Registry NIRE 353.001.861-33

(i.ii) Recommended a favorable vote on the declaration of interim dividends by the Company's representatives at meetings of the Boards and Partners of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), CPFL Geração de Energia S.A. (“CPFL Geração”), Rio Grande Energia S.A. (“RGE”), Paulista Lajeado Energia S.A. (“Paulista Lajeado”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Jaguari de Geração de Energia (“Jaguari Geração”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Planalto Ltda. (“CPFL Planalto”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), pursuant to the aforementioned Corporate Resolution 2011037C.

7. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Members present and the Secretary.

Murilo Passos	Ivan de Souza Monteiro
Francisco Caprino Neto	Claudio Borin Guedes Palaia
Renê Sanda	Carlos Alberto Cardoso Moreira
Ana Dolores M. Carneiro de Novaes
Gisélia Silva Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2011

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.